Exhibit 99.1

VERSABANK

Annual Meeting of Shareholders

Toronto, Ontario – Wednesday, April 19, 2023

REPORT OF VOTING RESULTS

In accordance with section 11.3 of NI 51-102 - Continuous Disclosure Obligations, the following sets out the voting results of the matters voted on at the Annual Meeting of Shareholders of VersaBank (the “Bank”) held on April 19, 2023. Each of the matters set out below is described in greater detail in the Management Proxy Circular mailed to shareholders prior to the meeting.

1.	Election of Directors

Each of the following nominees was elected as a director of the Bank.

NOMINEE	FOR	% FOR	WITHHELD	% WITHHELD
Robbert-Jan Brabander	8,998,130	98.34	152,212	1.66
David A. Bratton	8,973,818	98.07	176,524	1.93
Gabrielle Bochynek	8,877,464	97.02	272,878	2.98
The Honourable Thomas A. Hockin	8,976,480	98.10	173,862	1.90
Peter M. Irwin	9,005,350	98.42	144,992	1.58
Richard Jankura	8,983,668	98.18	166,674	1.82
Arthur Linton	9,003,150	98.39	147,192	1.61
Susan T. McGovern	9,004,432	98.41	145,910	1.59
Paul G. Oliver	9,005,479	98.42	144,863	1.58
David R. Taylor	9,005,631	98.42	144,711	1.58

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of the Bank.

FOR	% FOR	WITHHELD	% WITHHELD
10,830,914	99.49	55,459	0.51

Dated this 20th day of April 2023.

VERSABANK

/s/ Brent T. Hodge
Brent T. Hodge
SVP, General Counsel & Corporate Secretary